February 23, 2007

Robert M. Chiste, President
Comverge, Inc.
120 Eagle Rock Avenue, Suite 190
East Hanover, New Jersey 07936

Re: **Comverge, Inc.**
Form S-1 Amendment No. 4
File No. 333-137813
Filed February 8, 2007

Dear Mr. Chiste:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Historical Financial Data, page 33

1.   We see that you have presented non-GAAP performance measures titled EBITDA and EBITDAM. It does not appear that your disclosures about these measures are sufficient under Item 10(e) to Regulation S-K or under Questions 8, 9 and 15 to the FAQ Regarding the Use of Non-GAAP Financial Measures. Please delete these measures from both Summary and Selected Historical Financial Data or

provide us further support to justify their inclusion in your filing. We may have further comment upon review of your response.

Legality Opinion

2.   Please file the amended and restated charter prior to effectiveness so that you can remove the assumption and refile the legality opinion.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Scott Olson (Andrews Kurth)
VIA TELEFAX 713-238-7410